Infrastructure Developments Corporation

299 S. Main Street, 13th Floor

Salt Lake City, Utah  84111

August 21, 2013

Melissa N. Rocha, Senior Assistant Chief Accountant

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:   Infrastructure Developments Corporation

Form 10-K for the Year Ended December 31, 2012

Filed April 11, 2013

Response dated July 20, 2013

File No. 0-52936

Dear Melissa N. Rocha:

Thank you for your comments dated August 2, 2013, to Infrastructure Developments

Corporation's submissions on Form 10-K filed on April 11, 2013 and our response dated July 20,

2013.

We have electronically filed a response to your comments with the Commission.

The following are our detailed responses to your comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Consolidated Balance Sheet, page F-3

1.    We note your response to comment one in our letter dated June 26, 2013.  Your response confirms that you are consolidating Cleanfield Energy, Inc.  In this regard, please tell us what the investment in unconsolidated entity line item represents.  If this investment is related to

Cleanfield Energy, Inc., please help us better understand why you would have an investment in subsidiary recorded on your consolidated financial statements given that all intercompany balances and transactions should be eliminated as your proposed disclosures indicate.

Response:

We erroneously recorded the investment in Cleanfield Energy, Inc., on our consolidated financial statements as an unconsolidated entity line item. We have corrected this error and written off the investment as of June 30, 2013.

Item 9A.  Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 24

2.  We note your response to comment two in our letter dated June 26, 2013.  Please expand your disclosures to explain what consideration you gave to your material weakness in determining that your disclosure controls and procedures were effective pursuant to Item 307 of Regulation S-K.  Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures.  Please provide draft disclosure to be included in future filings

Response:

Our understanding of disclosure controls and procedures is that they - as opposed to internal control disclosures following the guide of the Committee of Sponsoring Organizations of the

Treadway Commission - are straight forward in their requirement for effectiveness in recording,

processing, summarizing, and reporting information required to be disclosed (this being related to all of the financial documents and their ancillary materials, as well as annual and quarterly reports), within the time periods specified in the Commission’s rules and forms (these being the times specified for the filing of annual and quarterly reports upon Edgar). As we filed our annual report within the time period required by the Commission, we determined that since all require financial documents and the annual report were prepared and communicated to management, that we were in fact effective in our disclosure controls and procedures.

In connection with the company's response to the Securities and Exchange Commission's comments, the company acknowledges that:

     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Shawn Teigen

Shawn Teigen